April 10, 2020

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed April 3, 2020
           File No. 333-237567

Dear Mr. Knie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Nazia Khan